SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 22, 2016

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated February 22, 2016, entitled “Syneron Medical Reports Record Fourth Quarter 2015 Revenue of $78.9 Million.”

The GAAP financial statement tables included in the press release (pages 5-7 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: February 22, 2016

Syneron Medical Reports Record Fourth Quarter 2015 Revenue of $78.9 Million

Irvine, CA, February 22, 2016 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three and twelve month periods ended December 31, 2015.

Fourth Quarter 2015 and Recent Non-GAAP1 Highlights:
•	Record revenue of $78.9 million, compared to $74.1 million in the fourth quarter 2014, up 7% year-over-year, or 11% in constant currency
•	North American product sales grew 23% year-over-year
•	Total Body Shaping revenue of $9.3 million, including North America UltraShape® revenue of $5.2 million; sold 54 UltraShape® systems in the quarter
•	PicoWay™ revenue of $7.2 million
•	Non-GAAP gross margin of 56.5%, or 58.1% in constant currency, compared to 55.7% in Q4 2014
•	Non-GAAP net income of $2.4 million, or $0.07 per share, compared to $3.2 million and $0.09 per share in Q4 2014
•	Generated $15.2 million in cash flow from operations
•	Repurchased $6.7 million of common stock during fourth quarter

Full Year 2015 Non-GAAP2 Highlights:
•	Revenue of $277.9 million, compared to $255.8 million in 2014, up 9% year-over-year, or 13% in constant currency
•	North American product sales grew 27% year-over-year
•	Total Body Shaping revenue of $36.1 million, including North America UltraShape® revenue of $16.2 million
•	PicoWay™ revenue of $18.7 million
•	Non-GAAP gross margin of 55.2%, or 56.9% in constant currency, compared to 54.8% in 2014
•	Non-GAAP net income of $6.4 million, or $0.18 per share, compared to $7.9 million and $0.22 per share in 2014
•	Repurchased $15.6 million of common stock during 2015, $20 million board approved program completed in February 2016

Amit Meridor, Chief Executive Officer of Syneron Medical, said, “We ended 2015 with record quarterly revenue, driven by positive momentum in our initiatives to penetrate the high growth segments of the aesthetic market. As a result, we achieved our fifth consecutive quarter of double digit product growth in North America, as well as strong growth in the Asia-Pacific region. This was partially offset by weakness in the EMEA region, where market conditions continue to be challenging.”

1 The fourth quarter 2015 year-over-year comparisons are on a non-GAAP basis, excluding items set forth in the section titled “Non-GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2015.”
2 The full year 2015 year-over-year comparisons are on a non-GAAP basis, excluding items set forth in the section titled “Non-GAAP Financial Highlights for the Full Year Ended December 31, 2015”

Revenue Highlights for the Fourth Quarter Ended December 31, 2015:

Total revenue in the fourth quarter 2015 was $78.9 million, representing growth of 7% year-over-year, or 11% in constant currency. Fourth quarter 2015 revenue included $1.6 million from a settlement with an OEM customer of the Company’s CoolTouch subsidiary related to the discontinuation of their contract following a change in ownership.

During the quarter, North America UltraShape® revenue was $5.2 million, contributing to full-year sales of $16.2 million in 2015, which was the first full year of its launch. Syneron generated $7.2 million of revenue from PicoWay™ during the quarter, with full-year revenue coming in at $18.7 million in 2015, which was the first full year of its launch. This result was led by the international launch of PicoWay™ Resolve during the fourth quarter; Resolve expands PicoWay’s use to a wider range of skin rejuvenation and facial treatments.

Non-GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2015:

Gross Margin for 2015 fourth quarter was 56.5%, or 58.1% in constant currency, compared to 55.7% in the fourth quarter 2014. The year-over-year improvement in constant currency gross margin reflects mainly the newly introduced high margin UltraShape® in North America and PicoWay™ products worldwide.

Operating Income for the fourth quarter 2015 was $3.0 million, or $5.0 million in constant currency, compared to $5.2 million in the fourth quarter 2014. This reflects the Company’s investments in sales and marketing expenses related to the significant expansion of the Company’s North American sales force, including the establishment of a dedicated body shaping team.

Net Income and Earnings Per Share in the fourth quarter 2015 was $2.4 million, or $0.07 per share, compared to net income of $3.2 million, or $0.09 per share in the fourth quarter 2014.

Net income and earnings per share for the fourth quarter 2015 are adjusted to exclude the following items, which are detailed in the Company's financial tables presented at the end of this press release:

-	Amortization of acquired intangible assets of $1.3 million.
-	Stock-based compensation expense of $1.0 million.
-	Re-measurement of contingent consideration fair value of $(4.2) million
-	Impairment of intangible asset and goodwill of $1.5 million
-	Fair Market Value (FMV) adjustment of $1.0 million
-	Income tax positive adjustment of $0.4 million
-	Other non-recurring expenses of $0.2 million

GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2015:

Gross Margin for the fourth quarter 2015 was 55.0%, compared to 54.4% in the fourth quarter 2014. The year-over-year improvement in gross margin reflects mainly the newly introduced high margin UltraShape® in North America and PicoWay™ products worldwide.

Operating Income for the fourth quarter 2015 was $2.2 million, compared to an operating loss of $(0.2) million in the fourth quarter 2014. This reflects mainly the company’s positive re-measurement of its contingent consideration fair value, net of $1.5 million impairment of the company’s goodwill and intangibles asset, $1 million fair market value negative adjustment of the company’s investment in a joint venture and net of investments in the Company’s North America sales force, including the establishment of the Body Shaping team.

Net Income and Earnings Per Share in the fourth quarter 2015 was $2.0 million, or $0.05 per share, compared to a net loss of ($1.4) million, or loss of $0.04 per share in the fourth quarter 2014. This reflects mainly the company’s positive re-measurement of its contingent consideration fair value, net of $1.5 million impairment of the company’s goodwill and intangibles asset, $1 million fair market value negative adjustment of the company’s investment in a joint venture and net of investments in the Company’s North America sales force, including the establishment of the Body Shaping team.

Cash Position: As of December 31, 2015, the Company’s overall cash position, including cash, short-term bank deposits and marketable securities, amounted to $86.7 million, compared to $79.5 million as of September 30, 2015. During the fourth quarter 2015 the Company repurchased 915,983 shares of Syneron common stock at an average price of $7.46 per share for $6.7 million under the Company’s previously authorized $20 million share repurchase program. From December 2014 through year-end 2015, the Company repurchased a total of 1,810,654 shares at an average price of $9.00 per share for an aggregate of $16.1 million under this program. In January and February 2016, the Company completed its previously authorized $20 million share repurchase program.

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating income (loss), net income (loss) and earnings (loss) per share, which exclude expenses related to amortization of acquired intangible assets, stock-based compensation expense, re-measurement of contingent consideration fair value, impairment of intangible assets and goodwill, Fair Market Value (FMV) adjustment, tax benefit, changes in foreign currency exchange rates  and non-recurring expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP).

Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables. Constant currency results assume foreign revenues, gross profit and operating income (loss) are translated from foreign currencies to the U.S. dollar, at rates consistent with those in the prior year.

Conference Call
Syneron management will host its fourth quarter 2015 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q4 2015 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-280-2342 in the U.S., and 1-212-444-0895 from outside of the U.S. The conference pass code is: 8495560.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch, and has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, Profound and elos Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014

Revenues	$78,889	$74,062	$277,849	$255,750
Cost of revenues	35,507	33,755	128,884	119,771

Gross profit	43,382	40,307	148,965	135,979
Operating expenses:
Sales and marketing	27,121	23,136	97,163	80,741
General and administrative	8,286	7,915	30,061	28,368
Research and development	7,906	6,478	25,270	24,619
Other (income) expenses, net	(2,109)	2,945	2,930	4,468

Total operating expenses	41,204	40,474	155,424	138,196

Operating income (loss)	2,178	(167)	(6,459)	(2,217)

Financial income (loss), net	-	(316)	167	(688)

Income (Loss) before tax on income (tax benefit)	2,178	(483)	(6,292)	(2,905)

Taxes on income	203	886	48	2,295

Net income (loss)	$1,975	$(1,369)	$(6,340)	$(5,200)

Income (Loss) per share:

Basic
Net income (loss) per share	$0.06	$(0.04)	$(0.17)	$(0.14)

Diluted
Net income (loss) attributable to Syneron shareholders	$0.05	$(0.04)	$(0.17)	$(0.14)

Weighted average shares outstanding:
Basic	35,870	36,770	36,416	36,703

Diluted	36,041	36,770	36,416	36,703

Syneron Medical Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	December 31,
	2015	2014 (*)

Assets

Current assets:
Cash and cash equivalents	$56,330	$57,189
Short-term bank deposits	357	6,414
Available-for-sale marketable securities	14,274	30,055
Trade receivable, net	53,423	55,899
Other accounts receivables and prepaid expenses	15,386	15,168
Inventories	49,352	36,894

Total current assets	189,122	201,619

Long-term assets:
Severance pay fund	509	514
Long-term deposits and others	292	267
Long-term available-for-sale marketable securities	15,695	16,785
Investment in affiliated company	19,800	20,130
Property and equipment, net	9,823	7,011
Intangible assets, net	12,694	21,698
Goodwill	21,442	25,285
Deferred taxes	17,262	13,525

Total long-term assets	97,517	105,215

Total assets	$286,639	$306,834

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$23,045	$21,948
Deferred revenues	12,481	14,054
Other accounts payable and accrued expenses	36,163	32,595

Total current liabilities	71,689	68,597

Long-term liabilities:
Contingent consideration liability	878	4,983
Deferred revenues	3,395	3,782
Warranty accruals	861	860
Accrued severance pay	603	507
Deferred taxes	-	140

Total long-term liabilities	5,737	10,272

Stockholders' equity:	209,213	227,965

Total liabilities and stockholders' equity	$286,639	$306,834

(*)	Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the twelve-months ended
	December 31,	December 31,
	2015	2014
Cash flows from operating activities:
Net loss	$(6,340)	$(5,200)
Adjustments to reconcile net loss to net cash
Non-cash items reported in discontinued operations
Share-based compensation	3,775	3,700
Depreciation and amortization	8,625	8,283
Impairments of intangible assets	7,132	2,890
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	1,770	757
Adjustment to fair value of investment in JV	330	4,590
Revaluation of contingent liability	(4,105)	(3,012)
Changes in operating assets and liabilities:
Trade receivable, net	(778)	(2,817)
Inventories	(14,520)	(3,503)
Other accounts receivables	(191)	183
Deferred taxes	(3,909)	(976)
Accounts payable	1,171	3,994
Deferred revenue	1,197	1,910
Accrued warranty accruals	103	675
Other accrued liabilities	2,912	4,639

Net cash provided by (used in) operating activities	(2,828)	16,113

Cash flows from investing activities:
Purchases of property and equipment	(4,870)	(2,151)
Purchases of Intangible asset	-	(600)
Proceeds from the sale or maturity of marketable securities	38,815	37,811
Purchase of marketable securities	(23,747)	(30,945)
Proceeds from short-term bank deposits, net	6,051	11,099
Acquisition of a subsidiary	-	(11,016)
Other investing activities	(25)	(9)

Net cash provided by investing activities	16,224	4,189

Cash flows from financing activities:
Repurchase of shares from shareholders	(15,590)	(485)
Proceeds from exercise of stock options	2,125	1,525

Net cash provided by (used in) financing activities	(13,465)	1,040

Effect of exchange rates on cash and cash equivalents	(790)	(1,736)

Net increase (decrease) in cash and cash equivalents	(859)	19,606

Cash and cash equivalents at beginning of period	57,189	37,583

Cash and cash equivalents at end of period	$56,330	$57,189

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014

GAAP gross profit	$43,382	$40,307	$148,965	$135,979

Stock-based compensation	48	(65)	196	159
Amortization of intangible assets	1,010	1,010	4,040	4,020
Other non-recurring items	128	-	128

Non-GAAP gross profit	$44,568	$41,252	$153,329	$140,158

GAAP operating income (loss)	$2,178	$(167)	$(6,459)	$(2,217)

Stock-based compensation	964	684	3,774	3,700
Amortization of intangible assets	1,295	1,510	5,711	5,821
FMV adjustment to investment in JV	960	-	330	-
Remeasurement of contingent consideration	(4,161)	(3,613)	(4,105)	(3,613)
Impairment of intangible assets	1,519	-	7,132	-
Other non-recurring items	223	6,788	1,879	9,184

Non-GAAP operating income	$2,978	$5,202	$8,262	$12,875

GAAP net income (loss)	$1,975	$(1,369)	$(6,340)	$(5,200)

Stock-based compensation	964	684	3,774	3,700
Amortization of intangible assets	1,295	1,510	5,711	5,821
FMV adjustment to investment in JV	960	-	330	-
Remeasurement of contingent consideration	(4,161)	(3,613)	(4,105)	(3,613)
Impairment of intangible assets	1,519	-	7,132	-
Other non-recurring items	223	6,788	1,879	9,184
Tax benefit	(356)	(810)	(1,992)	(1,948)

Non-GAAP net income	$2,419	$3,190	$6,389	$7,944

Income (Loss) per share:
Basic
GAAP net income (loss) per share	$0.06	$(0.04)	$(0.17)	$(0.14)

Stock-based compensation	0.03	0.02	0.11	0.10
Amortization of intangible assets	0.04	0.04	0.16	0.16
FMV adjustment to investment in JV	0.03	-	0.01	-
Remeasurement of contingent consideration	(0.12)	(0.09)	(0.11)	(0.10)
Impairment of intangible assets	0.04	-	0.20	-
Other non-recurring items	0.01	0.18	0.05	0.25
Tax benefit	(0.01)	(0.02)	(0.06)	(0.05)

Non-GAAP net income per share	$0.08	$0.09	$0.19	$0.22

Diluted
GAAP net income (loss) per share	$0.05	$(0.04)	$(0.17)	$(0.14)

Stock-based compensation	0.03	0.02	0.10	0.10
Amortization of intangible assets	0.04	0.04	0.16	0.16
FMV adjustment to investment in JV	0.03	-	0.01	-
Remeasurement of contingent consideration	(0.12)	(0.09)	(0.11)	(0.10)
Impairment of intangible assets	0.04	-	0.20	-
Other non-recurring items	0.01	0.18	0.05	0.25
Tax benefit	(0.01)	(0.02)	(0.06)	(0.05)

Non-GAAP net income per share	$0.07	$0.09	$0.18	$0.22

Weighted average shares outstanding:

Basic	35,870	36,770	36,416	36,703

Diluted	36,051	37,128	36,739	37,160

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended	For the twelve-months ended
	December 31,	December 31,
	2015	2015

GAAP Revenue	$78,889	$277,849

Exclude foreign exchange impact	3,036	12,038

Non-GAAP Revenue	$81,925	$289,887

GAAP gross profit	$43,382	$148,965

Stock-based compensation	48	196
Amortization of intangible assets	1,010	4,040
Other non-recurring items	128	128
Exclude foreign exchange impact	3,036	11,682

Non-GAAP gross profit	$47,604	$165,011

GAAP operating income	$2,178	$(6,459)

Stock-based compensation	964	3,774
Amortization of intangible assets	1,295	5,711
FMV adjustment to investment in JV	960	330
Remeasurement of contingent consideration	(4,161)	(4,105)
Impairment of intangible assets	1,519	7,132
Other non-recurring items	223	1,879
Exclude foreign exchange impact	2,011	5,409

Non-GAAP operating income	$4,989	$13,671